Exhibit 99.2

MARTI TECHNOLOGIES, INC.

AND ITS SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS FOR THE PERIOD

JANUARY 1 - MARCH 31, 2026 and 2025

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE INTERIM PERIOD JANUARY 1 - MARCH 31, 2026 AND 2025

(Amounts expressed in US$ unless otherwise indicated)

i

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

AT MARCH 31, 2026 AND DECEMBER 31, 2025

(Amounts expressed in US$ unless otherwise stated)

	March 31,	December 31,
	2026	2025
ASSETS

Current assets

Cash and cash equivalents	4,765,031	7,805,859
Accounts receivable, net	623,757	503,820
Inventories	1,923,510	1,990,925
Other current assets	2,544,660	3,639,417
Total current assets	9,856,958	13,940,021

Non-current assets

Property and equipment	2,000,307	2,653,810
Operating lease right of use assets	944,010	907,418
Intangible assets	281,916	351,212
Other non-current assets	11,950,000	11,950,000
Total non-current assets	15,176,233	15,862,440
Total assets	25,033,191	29,802,461

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities

Short-term financial liabilities, net	1,778,704	3,694,936
Accounts payable	1,958,097	4,076,540
Operating lease liabilities	658,394	620,095
Deferred revenue	2,360,518	2,129,152
Accrued expenses and other current liabilities	4,177,515	3,868,532
Total current liabilities	10,933,228	14,389,255

Non-current liabilities

Long-term financial liabilities, net	85,906,657	82,116,160
Operating lease liabilities, net of current portion	144,620	135,715
Employee benefit liabilities	341,214	249,215
Total non-current liabilities	86,392,491	82,501,090
Total liabilities	97,325,719	96,890,345

Commitments and contingencies (Note 12)

Stockholders’ equity

Common stock	8,608	8,604
Treasury shares	(367,632)	(367,632)
Share premium	123,984,277	121,762,359
Accumulated other comprehensive loss	(7,557,999)	(7,557,999)
Accumulated deficit	(188,359,782)	(180,933,216)
Total stockholders’ equity	(72,292,528)	(67,087,884)
Total liabilities and stockholders’ equity	25,033,191	29,802,461

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

FOR THE INTERIM PERIOD JANUARY 1 - MARCH 31

(Amounts expressed in US$ unless otherwise stated)

	January 1 -	January 1 -
	March 31, 2026	March 31, 2025

Revenue	15,427,409	6,023,160

Operating expenses:

Cost of revenues	(4,327,360)	(3,803,868)
General and administrative expenses	(7,485,048)	(6,687,675)
Selling and marketing expenses	(2,043,056)	(1,248,304)
Research and development expenses	(1,016,492)	(631,432)
Other expenses	(4,709,626)	(1,560,341)
Other income	500,526	157,871
Total operating expenses	(19,081,056)	(13,773,749)
Loss from operations	(3,653,647)	(7,750,589)

Financial expense	(4,147,234)	(2,914,505)
Financial income	374,315	595,830
Loss before income tax expense	(7,426,566)	(10,069,264)

Income tax expense	-	-
Net loss	(7,426,566)	(10,069,264)

Net loss attributable to stockholders	(7,426,566)	(10,069,264)

Net loss per share

Weighted average shares used to compute basic and diluted net loss per share (no. of shares)	86,042,726	70,003,886
Net loss per common share – basic and diluted	(0.09)	(0.14)

Other comprehensive loss	-	-
Total comprehensive loss	(7,426,566)	(10,069,264)

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE INTERIM PERIOD JANUARY 1 - MARCH 31

(Amounts expressed in US$ unless otherwise stated)

	Common stock		Treasury shares (*)		Share	Accumulated other comprehensive	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	premium	loss	deficit	equity
January 1, 2025	63,272,419	6,327	-	-	85,597,939	(7,557,999)	(139,487,178)	(61,440,911)

Net loss	-	-	-	-	-	-	(10,069,264)	(10,069,264)
Compensation of share-based awards to employees	-	-	-	-	252,836	-	-	252,836
Exercise of shared-based awards	12,874,175	1,287	-	-	2,887,966	-	-	2,889,253
Exercise of employee share options	97,765	10	-	-	166,261	-	-	166,271
March 31, 2025	76,244,359	7,624	-	-	88,905,002	(7,557,999)	(149,556,442)	(68,201,815)
January 1, 2026	86,042,726	8,604	132,524	(367,632)	121,762,359	(7,557,999)	(180,933,216)	(67,087,884)

Net loss	-	-	-	-	-	-	(7,426,566)	(7,426,566)
Compensation of share-based awards to employees (**)	-	-	-	-	263,540	-	-	263,540
Exercise of shared-based awards	33,590	4	-	-	1,958,378	-	-	1,958,382
March 31, 2026	86,076,316	8,608	132,524	(367,632)	123,984,277	(7,557,999)	(188,359,782)	(72,292,528)

(*)	Under the share repurchase program, the Group repurchased 132,524 shares during the year ended December 31, 2025. The treasury shares are accounted for at cost.

(**)	Stock-based compensation expense was US$ 263,540 for the three months ended March 31, 2026 (2025: US$ 252,836). Such expense is included within general and administrative expenses. There were no new stock-based awards granted and no modifications of existing awards during the period. The Group continues to recognize compensation expenses related to previously granted awards over the requisite service periods.

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE INTERIM PERIOD JANUARY 1 – MARCH 31

(Amounts expressed in US$ unless otherwise stated)

	January 1 -	January 1 -
	March 31, 2026	March 31, 2025
Cash flow from operating activities
Net loss	(7,426,566)	(10,069,264)

Adjustments to reconcile net loss to net cash used in operating activities:

Depreciation and amortization	854,079	989,326
Share-based, compensation, net	2,221,922	3,142,089
Interest expense/(income), net	112,630	(198,377)
Foreign exchange gains	(251,213)	(451,270)
Provision for inventory obsolescence	3,242	3,683
Other non-cash	261,356	(299,650)

Changes in operating assets and liabilities:

Accounts receivable	(119,937)	(291,566)
Inventories	64,173	(30,983)
Other current assets	111,373	1,117,313
Accounts payable	(2,118,443)	289,165
Deferred revenue	231,366	(59,829)
Accrued expenses and other current liabilities	400,982	298,876
A. Net cash used in operating activities	(5,655,036)	(5,560,487)

Cash flow from investing activities
Purchase of property and equipment	(131,280)	(174,065)
B. Net cash used in investing activities	(131,280)	(174,065)

Cash flow from financing activities
Proceeds from issuance of convertible notes	2,745,488	4,375,750
Repayment of term loans	-	(416,666)
Proceeds from exercise of employee share options	-	166,261
C. Net cash generated from financing activities	2,745,488	4,125,345

D. Decrease in cash and cash equivalents (A+B+C)	(3,040,828)	(1,609,207)
E. Cash and cash equivalents at beginning of the period	7,805,859	5,148,857
Cash and cash equivalents at ending of the period (D+E)	4,765,031	3,539,650

Supplemental disclosures of cash flow information:
Interest paid, net	(4,030,836)	(3,112,342)

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENT

FOR THE INTERIM PERIOD JANUARY 1 – MARCH 31

(Amounts expressed in US$ unless otherwise stated)

1	DESCRIPTION OF BUSINESS

Marti Technologies, Inc. (“Marti” or “Group”) formerly known as Galata Acquisition Corp. is an exempted company limited by shares, incorporated under the laws of the Cayman Islands on February 26, 2021. The registered address of the Company is Stuarts Corporate Services Ltd., P.O. Box 2510, Kensington House, 69 Dr Roy’s Drive, George Town, Grand Cayman KY1-1104.

As of March 31, 2026, the Group operates through its wholly-owned subsidiaries; Marti Ileri Teknoloji Anonim Şirketi (“Marti Ileri”) and Marti Technologies I Inc. a Delaware corporation (“Marti Delaware”). The Group together with its consolidated subsidiaries will be referred to as the “Group” hereafter.

The Group is Türkiye’s leading urban mobility platform, helping to solve the country’s transportation needs through tech-enabled services powered by a single mobility super app.

The Group aims to offer tech-enabled urban transportation services to consumers across Türkiye through three service offerings: ride-hailing, delivery, and two-wheeled electric vehicle services. The Group’s ride-hailing service matches consumers with car, motorcycle, and taxi drivers. The Group’s delivery service provides same-hour package delivery by leveraging the Group’s existing network of car and motorcycle drivers and consumer base. The Group’s two-wheeled electric vehicle service offers a shared mobility solution through a Group-owned and operated fleet of e-mopeds, e-bikes and e-scooters, with each transportation service serving different distances, comfort levels, and price points. The Group is continuously exploring new service offerings to expand the Group’s platform consumer base and establish Marti as the preferred solution for all mobility needs.

2	BASIS OF PRESENTATION AND GOING CONCERN

2.1	Basis of presentation

These unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and include the accounts of Marti Technologies, Inc (formerly Galata), as ultimate parent, Marti Technologies I Inc. (formerly Marti Technologies Inc.) and its wholly-owned subsidiary Marti Ileri.

All inter-company balances and transactions have been eliminated. The Group uses the U.S dollar (“US$”) as its functional currency. The unaudited interim condensed consolidated financial statements have been presented in US$.

Hyperinflationary accounting

Marti İleri Teknoloji A.Ş. used Turkish Lira (“TL”) as its functional currency until the end of February 2022. Since the cumulative three-year inflation rate rose to above 100% at the end of February 2022, based on the Turkish nation-wide consumer price indices announced by Turkish Statistical Institute (“TSI”) Turkiye is considered a hyperinflationary economy under FASB ASC Topic 830, Foreign Currency Matters starting from March 1, 2022.

Consequently, Marti Ileri Teknoloji A.Ş. remeasured its financial statements prospectively into its new functional currency – US$ which is a non-highly inflationary currency, in accordance with ASC 830 Foreign Currency Matters, at the application date (March 1, 2022). As of the application date, the opening balances of non-monetary items were remeasured in US dollars. Subsequently, non-monetary items are accounted for as if they had always been assets and liabilities in US$. Monetary items are treated in the same manner as any other foreign currency monetary items. Subsequently, monetary items are remeasured into US$ using exchange rates as at balance sheet date. Differences arising from the remeasurement of monetary items are recognized in profit or loss.

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENT

FOR THE INTERIM PERIOD JANUARY 1 – MARCH 31

(Amounts expressed in US$ unless otherwise stated)

2	BASIS OF PRESENTATION AND GOING CONCERN (Continued)

2.2	Going concern

The Group has experienced recurring operating losses from operating activities since its inception and a deficit on its stockholders’ equity. To date, the Group has financed its operations primarily through cash commitments from certain stockholders and the issuance of shares and convertible notes. The Group had net losses of US$7,426,566 and accumulated losses of US$188,359,782 at March 31, 2026 and the Group has used US$5,655,036 cash for its operations during the same period.

These unaudited interim condensed consolidated financial statements have been prepared in accordance with the going concern principle. Management has performed a going concern assessment for a period of twelve months from the date of issuance of these unaudited interim condensed consolidated financial statements to assess whether conditions exist that raise substantial doubt regarding the Group’s ability to continue as a going concern. Management has assumed growth rates through the twelve months following the issuance date of these unaudited interim condensed consolidated financial statements based on (i) historical data, (ii) the operational results subsequent to the financial reporting date up to the date of the assessment, and (iii) revenue projections. The assessment includes knowledge of the Group’s subsequent financial position, the estimated economic outlook and identified risks and uncertainties in relation thereto. Furthermore, the review of the strategic plan and budget, including expected developments in liquidity were considered. In addition, the Group’s management prepared alternative scenarios to assess the ability of the Group to continue its operations in case no additional funding is obtained except for Callaway Capital Management LLC’s (“Callaway”) available loan commitment.

On April 16, 2025, the Group, Callaway, as a commitment party, and the subscribers party thereto entered into a Note Subscription Agreement (the “April 2025 Note Subscription Agreement”) as amended by Amendment No. 1 to the Note Subscription Agreement, dated October 31, 2025, pursuant to which the subscribers agreed to, from time to time, subscribe for the Group’s 12.50% Convertible Senior Secured Notes due April 2029 (the “April 2029 Convertible Notes”) up to an aggregate principal amount of US$23,000,000 on the terms set forth therein. As of March 31, 2026, the subscribers subscribed for an aggregate principal amount of US$13,000,000 and the remaining amount under the April 2025 Note Subscription Agreement was US$10,000,000.

On October 31, 2025, the Group, Callaway, as a commitment party, and the subscribers party thereto entered into a Note Subscription Agreement (the “October 2025 Note Subscription Agreement”), pursuant to which the subscribers agreed to, from time to time, subscribe for the Group’s 11.00% Convertible Senior Secured Notes due October 2029 (the “October 2029 Convertible Notes”) up to an aggregate principal amount of US$100,000,000 on the terms set forth therein. As of March 31, 2026, no convertible notes had been issued under the October 2025 Note Subscription Agreement, and the full commitment amount remained available.

Based on the above facts, management of the Group has concluded that adequate resources and liquidity are available to meet the cash flow requirements for the next twelve months after the release of these unaudited interim condensed consolidated financial statements, and it is reasonable to apply the going concern basis as the underlying assumption for the unaudited interim condensed consolidated financial statements.

2.3	Comparative financial information

The Group prepared its unaudited interim condensed consolidated balance sheet as of March 31, 2026 in comparison with the condensed consolidated balance sheet prepared as of December 31, 2025; and prepared unaudited interim condensed consolidated statements of operations and comprehensive loss, unaudited interim condensed consolidated statements of changes in equity and unaudited interim condensed consolidated statements of cash flows between January 1 and March 31, 2026 in comparison with January 1 and March 31, 2025.

These unaudited interim condensed consolidated financial statements of the Group do not include all the information required for full annual financial statements and should therefore be read together with the year-end consolidated financial statements dated December 31, 2025.

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENT

FOR THE INTERIM PERIOD JANUARY 1 – MARCH 31

(Amounts expressed in US$ unless otherwise stated)

3	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

3.1	Recently issued accounting standards

On November 4, 2024, the FASB issued ASU No. 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which requires disaggregated disclosure of income statement expenses for public business entities (“PBEs”). The ASU does not change the expense captions an entity presents on the face of the income statement; rather, it requires disaggregation of certain expense captions into specified categories in disclosures within the footnotes to the financial statements. ASU 2024-03 is effective for all PBEs for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The Group is currently reviewing the impact of the adoption on the unaudited interim condensed consolidated financial statements.

In March 2024, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2024-04, Debt—Debt with Conversion and Other Options (Subtopic 470-20): Induced Conversions of Convertible Debt Instruments. This ASU clarifies the accounting for induced conversions of convertible debt instruments by requiring entities to apply the inducement guidance consistently, regardless of the form of consideration transferred. The amendments in this ASU are effective for the Group for fiscal years beginning after December 15, 2025, including interim periods within those fiscal years. Early adoption is permitted for entities that have adopted ASU 2020-06. The Group has evaluated the impact of adopting ASU 2024-04 and concluded that the adoption of this guidance is not expected to have a material impact on the Group’s unaudited interim condensed consolidated financial statements, financial position, results of operations, or related disclosures, as the Group does not have induced conversion transactions within the scope of this ASU.

All other new accounting pronouncements that have been issued but not yet effective are currently being evaluated and, at this time, are not expected to have a material impact on the Group’s financial position or results of operations.

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENT

FOR THE INTERIM PERIOD JANUARY 1 – MARCH 31

(Amounts expressed in US$ unless otherwise stated)

3	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

3.2	Operating segments

The Group operates and reports as a single operating and reportable segment.

The key measure of performance used by the Chief Operating Decision Maker (“CODM”), Marti CEO Oğuz Alper Öktem, for the single reportable segment is loss before income tax expense. The CODM uses this metric to assess whether the Group is meeting its cost targets, to identify areas requiring cost discipline and to determine actions needed to reduce losses and maintain operational efficiency.

For the periods ended March 31, 2026 and 2025, the key financial information regarding the operating single segment comprise the following:

	January 1- March 31, 2026	January 1- March 31, 2025
Revenue	15,427,409	6,023,160
-Cost of revenues	(4,327,360)	(3,803,868)
-General and administrative expenses	(7,485,048)	(6,687,675)
-Selling and marketing expenses	(2,043,056)	(1,248,304)
-Research and development expenses	(1,016,492)	(631,432)
-Other expense	(4,709,626)	(1,560,341)
-Other income	500,526	157,871
-Financial income	374,315	595,830
-Financial expense	(4,147,234)	(2,914,505)
Segment Loss Before Income Tax Expense	(7,426,566)	(10,069,264)
Loss Before Income Tax Expense	(7,426,566)	(10,069,264)

The measure of segment assets is reported on the balance sheet as total consolidated assets.

4	PROPERTY AND EQUIPMENT

Property plant and equipment, net consisted of the following:

	March 31, 2026	December 31, 2025
Rental vehicles	26,992,348	26,899,522
Furniture and fixtures	1,505,387	1,479,966
Leasehold improvements	892,125	879,092
Less: Accumulated depreciation	(27,389,553)	(26,604,770)
Total property and equipment	2,000,307	2,653,810

Depreciation expense relating to property and equipment was US$784,783 and US$913,878 for the periods ended March 31, 2026 and 2025 respectively.

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENT

FOR THE INTERIM PERIOD JANUARY 1 – MARCH 31

(Amounts expressed in US$ unless otherwise stated)

4	PROPERTY AND EQUIPMENT (Continued)

The following table summarizes the depreciation expenses recorded in the unaudited interim condensed consolidated statements of operations and comprehensive loss for the periods ended March 31, 2026 and 2025:

	January 1 -	January 1 -
	March 31, 2026	March 31, 2025
Cost of revenues	631,233	834,319
General and administrative expenses	153,550	79,559
Total	784,783	913,878

5	CASH AND CASH EQUIVALENTS

Cash and cash equivalents consisted of the following:

	March 31, 2026	December 31, 2025
Cash at banks	4,765,031	7,805,859
- Time deposit	2,403,434	832,923
- Demand deposit	2,361,597	6,972,936
Total	4,765,031	7,805,859

As of March 31, 2026, the details of the Group’s time deposit, maturity dates and interest rates are as follows:

Currency	Maturity	Interest rate %	March 31, 2026
US$	April 30, 2026	2.95	1,290,837
TL	April 1, 2026	38	1,112,597
Total			2,403,434

As of December 31, 2025, the details of the Group’s time deposit, maturity dates and interest rates are as follows:

Currency	Maturity	Interest rate %	December 31, 2025
TL	January 2, 2026	38.5	489,941
TL	January 26, 2026	36.5	201,508
TL	January 2, 2026	30	29,154
TL	January 2, 2026	38	112,320
Total			832,923

Under a loan agreement with PFG dated January 20, 2021, the Group was previously required to maintain specified cash balances in demand or time deposit accounts subject to a first-priority security interest in favor of PFG.

The PFG loan was fully repaid during 2025. Accordingly, as of March 31, 2026, the Group is no longer subject to any cash balance maintenance requirements, and no security interest exists over the Group’s cash and cash equivalents.

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENT

FOR THE INTERIM PERIOD JANUARY 1 – MARCH 31

(Amounts expressed in US$ unless otherwise stated)

6	OTHER ASSETS

Other current assets consists of the following:

	March 31, 2026	December 31, 2025
Deferred financing costs related to undrawn debt facilities (*)	1,319,748	2,303,132
Prepayments	747,061	692,147
Other (**)	477,851	644,138
Total	2,544,660	3,639,417

Other non-current assets consists of the following:

	March 31, 2026	December 31, 2025
Deferred financing costs related to undrawn debt facilities (*)	11,950,000	11,950,000
Total	11,950,000	11,950,000

(*)	Deferred financing costs primarily represent the fair value of equity shares issued to lenders in connection with committed debt facilities for which borrowings were discretionary and had not been drawn as of the reporting date. The portion of deferred financing costs expected to be reclassified within the next twelve months is presented as current, with the remainder presented as non-current. Refer to Note 11 for additional information.
(**)	Included within Other assets is an advance salary payment to a member of key management totaling US$316,667 (December 31, 2025: US$316,667). The advance is non-interest-bearing and was fully recovered in April 2026.

The table below shows the deferred financing cost movement for the years ended March 31, 2026 and December 31, 2025.

	March 31, 2026	December 31, 2025
Opening	14,253,132	3,806,246
Costs incurred related to committed debt facilities	-	19,964,000
Reclassification to debt upon borrowings	(983,384)	(7,590,005)
Financing expense (*)	-	(1,927,109)
Ending balance	13,269,748	14,253,132

(*)	Financing expense represents the excess of the fair value of instruments issued (including subscriber shares and commitment shares) over the proceeds allocated to the related convertible note for respective tranches.

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENT

FOR THE INTERIM PERIOD JANUARY 1 – MARCH 31

(Amounts expressed in US$ unless otherwise stated)

7	REVENUE

For the periods ended March 31, 2026 and 2025, the Group’s revenue based on operations consists of the following:

	January 1 -	January 1 -
	March 31, 2026	March 31, 2025
Subscription package revenue	13,812,977	4,028,469
Rental revenue	3,199,573	2,094,340
Reservation revenue	4,272	1,268
Gross Sales	17,016,822	6,124,077

Sales discount	(1,585,352)	(97,041)
Sales refunds	(4,061)	(3,876)
Net Sales	15,427,409	6,023,160

Deferred revenue

Deferred revenue consists of prepaid coupons and wallet balances which will be recorded as revenue when the relevant trip is taken, as that represents the satisfaction of the Group’s performance obligation.

	March 31, 2026	December 31, 2025
Wallet	2,055,806	1,950,458
Other	304,712	178,694
Total	2,360,518	2,129,152

The table below shows the wallet balances movement for the periods ended March 31, 2026 and 2025:

	January 1, 2026	Additions	2026 Revenue	FX rate Adj	March 31, 2026
Deferred revenue	1,950,458	1,294,546	(1,122,323)	(66,875)	2,055,806
Total	1,950,458	1,294,546	(1,122,323)	(66,875)	2,055,806

	January 1, 2025	Additions	2025 Revenue	FX rate Adj	December 31, 2025
Deferred revenue	1,552,074	6,450,062	(5,826,321)	(225,357)	1,950,458
Total	1,552,074	6,450,062	(5,826,321)	(225,357)	1,950,458

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENT

FOR THE INTERIM PERIOD JANUARY 1 – MARCH 31

(Amounts expressed in US$ unless otherwise stated)

8	OPERATING EXPENSES

For the periods ended March 31, 2026 and 2025, expenses comprised of the following:

	January 1 -	January 1 -
	March 31, 2026	March 31, 2025
Cost of revenues	4,327,360	3,803,868
General and administrative expenses	7,485,048	6,687,675
Selling and marketing expenses	2,043,056	1,248,304
Research and development expenses	1,016,492	631,432
Total	14,871,956	12,371,279

For the periods ended March 31, 2026 and 2025, cost of revenues comprised of the following:

	January 1 -	January 1 -
	March 31, 2026	March 31, 2025

Personnel expenses	1,381,653	1,476,622
Data cost expenses	792,356	359,614
Depreciation and amortization expense	693,616	891,341
Operating lease expense	263,455	311,589
Commission expenses	407,796	135,763
Rental vehicle maintenance and repair expenses	321,044	196,435
Fuel expenses	55,490	47,934
Other	411,950	384,570
Total	4,327,360	3,803,868

For the periods ended March 31, 2026 and 2025 general and administrative expenses comprised of the following:

	January 1 -	January 1 -
	March 31, 2026	March 31, 2025

Personnel expenses (*)	4,983,965	4,894,981
Consulting and legal expenses	1,383,876	904,852
Transportation expense	47,245	48,947
Office expenses	234,152	184,518
Depreciation and amortization expense	160,463	97,985
Travelling expenses	106,965	50,282
Other	568,382	506,110
Total	7,485,048	6,687,675

(*)	The amount includes US$2,221,922 (2025: US$3,142,089) relating to compensation expenses for various shares granted to employees and non-employees.

For the periods ended March 31, 2026 and 2025, selling and marketing expenses comprised of the following:

	January 1 -	January 1 -
	March 31, 2026	March 31, 2025
Social media expense	974,906	785,145
Advertising consulting expense	631,405	320,611
Promotion expense	299,028	34,066
Other	137,717	108,482
Total	2,043,056	1,248,304

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENT

FOR THE INTERIM PERIOD JANUARY 1 – MARCH 31

(Amounts expressed in US$ unless otherwise stated)

9	OTHER EXPENSES

For the periods ended March 31, 2026 and 2025, other expenses consist of the following:

	January 1 -	January 1 -
	March 31, 2026	March 31, 2025
Fines (*)	4,156,548	1,417,865
Other	553,078	142,476
Total	4,709,626	1,560,341

(*)	Relates to fines paid on behalf of platform users for acquisition and retention purposes to support platform usage.

10	INCOME TAXES

Cayman Islands

Under the current laws of the Cayman Islands, the Group is not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to stockholders.

The United States of America

Pursuant to Section 7874 of the Code, even though the Group is an exempted group incorporated with limited liability under the laws of the Cayman Islands, the Group will be treated as a U.S. domestic corporation for all purposes of the Code. The Group will therefore be taxed as a U.S. domestic corporation for U.S. federal income tax purposes. As a result, the Group will be subject to U.S. federal income tax on its worldwide income.

The federal income tax rate for corporations is 21%. Additionally, a U.S. subsidiary is subject to US. Federal income taxes and state and local income taxes.

Turkiye

The Turkish subsidary is subject to Turkiye corporate income tax. In connection with legislation passed in July 2023, the corporate income tax increased to 25% beginning January 1, 2023.

Income withholding tax rate of 10% applies to profit distributions from the Turkish subsidiary to the Marti Technologies I Inc.

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENT

FOR THE INTERIM PERIOD JANUARY 1 – MARCH 31

(Amounts expressed in US$ unless otherwise stated)

11	SHORT-TERM AND LONG-TERM FINANCIAL LIABILITIES

Convertible Notes

As of March 31, 2026, the Group’s financial liabilities primarliy consist of convertible notes.

Convertible notes are classified as long-term financial liabilities based on their contractual maturities in accordance with the terms of the applicable convertible note agreements. The portion of convertible notes expected to be converted or settled within twelve months of the reporting date is classified as a current financial liability.

Carrying Amount of Financial Liabilities

	Conversion exercise	Contractual interest	Maturity	March 31,	December 31,
	price	rate %	date	2026	2025
Convertible notes, long term	$1.65	15.00%	July 10, 2028	82,694,942	81,548,426
Convertible notes, long term	$3.88	12.50%	April 30, 2029	4,990,419	4,262,670
Total financial liabilities, net				87,685,361	85,811,096

Of which classified as:
Current financial liabilities, net				1,778,704	3,694,936
Non-current financial liabilities, net				85,906,657	82,116,160

The convertible note agreements with a maturity date of July 10, 2028 accrues interest at the rate of fifteen percent (15.00%) per annum; provided that interest shall be payable (a) at a rate per annum equal to ten percent (10.00%) with respect to interest paid in cash (“Cash Interest”) and (b) at a rate per annum equal to five percent (5.00%) with respect to PIK Interest.

The convertible note agreements with a maturity date of April 30, 2029 accrues interest at the rate of twelve and one-half percent (12.50%) per annum; provided that interest shall be payable at a rate per annum equal to twelve and one-half percent (12.50%) with respect to PIK Interest.

Convertible Note Movement

The following table summarizes the movement in the carrying amount of convertible notes for the periods ended March 31, 2026 and December 31, 2025.

	March 31, 2026	December 31, 2025
Opening balance	85,811,096	72,995,438
Additions	2,745,488	19,929,687
Converted into shares	-	(2,220,431)
Debt discount	(983,384)	(7,590,005)
Embedded derivative	-	(3,915,094)
Accrued interest, net (*)	112,161	6,611,501
Ending balance	87,685,361	85,811,096

(*)	The amount includes US$4,143,466 (2025: US$2,913,965) relating to interest expense on convertible notes which is recorded under financial expense.

Debt Discount

In connection with certain convertible note issuances, the Group issued subscription and commitment shares (“incentive shares”) to lenders. These incentive shares are treated as standalone financial instruments that are both legally detachable and separately exercisable. The fair value of incentive shares is determined using the market price of the shares on the grant date and recorded as a debt discount, which reduces the carrying amount of the related convertible note liabilities.

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENT

FOR THE INTERIM PERIOD JANUARY 1 – MARCH 31

(Amounts expressed in US$ unless otherwise stated)

11	SHORT-TERM AND LONG-TERM FINANCIAL LIABILITIES (Continued)

The debt discount is amortized over the contractual term of the convertible notes using the effective interest method, with amortization recorded as interest expense. The total debt discount amortized during the period ended March 31, 2026 was US$620,120 (March 31, 2025: US$129,531).

In addition, incentive shares issued in connection with committed but not yet issued convertible notes, totaled US$13,269,747 (2025: US$14,253,132), are presented as deferred financing costs within Other Assets and will be reclassified as a reduction of the convertible note liabilities upon issuance.

Further, certain convertible notes issued by the Group contain embedded conversion features and reset provisions that require evaluation under ASC 815, Derivatives and Hedging. The Group concluded that these embedded features (i.e. notes that are initially convertible at 202.0202 shares per $1,000, with the conversion rate resetting monthly from April to December 2025 based on $1,000 divided by 1.65 times the “Reset Price.” The Reset Price is the greater of a $2.00 floor and the lesser of the prior Reset Price and the 20-day VWAP, capped at $3.00) do not qualify for the equity scope exception under ASC 815-40, as the settlement terms are not indexed solely to the Entity’s own stock. Accordingly, the embedded features are bifurcated from the host debt instruments and accounted for separately as embedded derivative liabilities.

The fair value of the embedded derivative liabilities is estimated using a Monte Carlo simulation model, which incorporates assumptions regarding the Group’s share price, expected volatility, risk-free interest rate, credit risk, expected term of the convertible notes, and the probability and timing of conversion. The embedded derivative liabilities are classified as Level 3 within the fair value hierarchy due to the use of significant unobservable inputs.

Maturity Profile

The maturity profile of financial liabilities consists of the following:

	March 31, 2026	Dec 31, 2025

2026	1,778,704	3,694,936
2027	-	-
2028	86,234,234	82,495,077
2029	14,067,357	13,649,501
Total principal	102,080,295	99,839,514
Less: unamortized debt discount	(14,394,934)	(14,028,418)
Total	87,685,361	85,811,096

12	COMMITMENTS AND CONTINGENCIES

The Group is subject to various legal proceedings and claims that arise in the ordinary course of the Group’s business.

On February 3, 2023, the Istanbul Otomobilciler Esnaf Odası, an association of taxi owners, filed a lawsuit against the Group before the Istanbul 14th Commercial Court regarding the Group’s ride-hailing and e-moped services, claiming that these services create unfair competition. The plaintiff also requested that the court prevent third parties from accessing these services through the Group’s website or mobile application.

In response, the court issued an order on March 6, 2023, blocking access to the ride-hailing service. The Group appealed this decision, and the injunction was lifted on June 20, 2023.

On July 19, 2024, following expert reports and hearings, the court ruled in favor of the plaintiff regarding the Group’s ride-hailing service but dismissed claims related to the Group’s motorcycle-hailing service. The court also issued an order blocking access to the Group’s ride-hailing application, but clarified that the order did not affect the Group’s other activities. The Group filed objections to the ruling on October 1, 2024, except for the part related to motorcycle-hailing.

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENT

FOR THE INTERIM PERIOD JANUARY 1 – MARCH 31

(Amounts expressed in US$ unless otherwise stated)

12	COMMITMENTS AND CONTINGENCIES (Continued)

The 14th Civil Chamber of the Istanbul Regional Court of Justice overturned the decision, stating that the expert reports were insufficient and that the court had failed to properly consider the defendant’s defenses. The case was sent back to the first instance court for retrial.

The case resumed before the Istanbul 14th Commercial Court. Additionally, a lawsuit filed by the Antalya Chamber of Drivers was combined with the existing case, as both were related. At the second hearing of the retrial, held on March 21, 2025, the Istanbul 14th Commercial Court appointed a new expert committee and requested a new report, which was subsequently submitted. The most recent hearing was held on December 19, 2025. At that hearing, the court ordered the preparation of an additional expert report, as the existing report failed to address all the questions posed, and adjourned the proceedings until June 24, 2026.

Further, the Group provides letters of guarantee to certain governmental authorities and service providers as security for its contractual obligations. These guarantees are generally issued by banks on behalf of the Group and are collateralized by cash deposits. As of March 31, 2026, the aggregate amount of outstanding letters of guarantee was US$83,976 (December 31, 2025: US$83,976).

13	LOSS PER SHARE

Since the Group was in a loss position for the periods ended March 31, 2026, and 2025, basic net loss per share was the same as diluted net loss per share for the periods presented. The following table presents the calculation of basic and diluted net loss per share attributable to common stockholders for the periods ended March 31, 2026, and 2025.

	January 1- March 31, 2026	January 1- March 31, 2025
Numerator:
Net loss attributable to common stockholders	(7,426,566)	(10,069,264)

Denominator:
Basic and diluted weighted-average shares outstanding	86,042,726	70,003,886

Loss per share:
Basic and diluted loss per share	(0.09)	(0.14)

The following potentially dilutive outstanding securities were excluded from the computation of diluted net loss per share because their effect would have been anti-dilutive for the periods presented:

	March 31, 2026	Dec 31, 2025

Stock options	3,218,989	3,335,989

14	SUBSEQUENT EVENTS

Share Repurchase Program

On April 27, 2026, the Group’s Board of Directors (the “Board”) authorized a new share repurchase program under which the Group may repurchase up to $2.5 million of its outstanding Class A ordinary shares until October 26, 2026 (the “Repurchase Program”). The Repurchase Program replaces the Group’s prior share repurchase program, which was authorized on January 10, 2024 and expired on April 9, 2026. In addition, the Board established a ceiling price of $6.00 per share for the share repurchases.